UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 05, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report - dated 05 March 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 05, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 05, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

5 March 2014

BARCLAYS PLC

ANNUAL REPORT AND ACCOUNTS 2013

UK LISTING AUTHORITY SUBMISSIONS

In compliance with Disclosure & Transparency Rule (DTR) 4.1, Barclays PLC announces that the following documents have today been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

•	Barclays PLC Annual Report 2013;
•	Barclays PLC Strategic Report 2013; and
•	Pillar III Report for 2013.

These documents may also be accessed via Barclays PLC's website at www.barclays.com/annualreport

The Barclays PLC Strategic Report 2013 (or the full Barclays PLC Annual Report 2013 for those shareholders who have requested it) will be posted to shareholders on 21 March 2014.

ADDITIONAL INFORMATION

The following information is extracted from the Barclays PLC Annual Report 2013 (page references are to pages in the Annual Report) and should be read in conjunction with the Barclays PLC Full Year 2013 Results Announcement issued on 11 February 2014.  Both documents can be found at www.barclays.com/annualreport and together constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the Barclays PLC Annual Report 2013 in full.

Risk factors

The following information describes the material risks which the Group believes could cause its future results of operations, financial condition and prospects to differ materially from current expectations. Certain of the risks described below also have the potential to adversely impact the Group's reputation and brand which could have a material adverse effect on the Group's results of operations, financial condition and prospects, including the ability to meet dividend expectations, ability to maintain appropriate levels of capital and meet capital and leverage ratio expectations, or achieve stated targets and other expected benefits.

Additional risks relating to the Group that are not currently known, or that are currently deemed immaterial, may individually or cumulatively also have a material adverse effect on our business, operations, financial condition and/or prospects.

Business conditions and the general economy

Weak or deteriorating economic conditions or political instability in the Group's main countries of operation could adversely affect the Group's trading performance

The Group offers a broad range of services to retail and institutional customers, including governments, and it has significant activities in a large number of countries. Consequently, the operations, financial condition and prospects of the Group, its individual business units and/ or specific countries of operation could be materially adversely impacted by weak or deteriorating economic conditions or political instability in one or a number of countries in any of the Group's main business areas (being the UK, the US, the Eurozone and South Africa) or any other globally significant economy through, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity and consequently a decline in revenues and/or higher costs; (ii) mark-to-market losses in trading portfolios resulting from changes in credit ratings, share prices and solvency of counterparties; and (iii) higher levels of impairment and default rates.

The global economy continues to face an environment characterised by low growth. However, governments and central banks in advanced economies have maintained highly accommodative policies that have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. During the next few years, a combination of forecasts of and actual recovery in private sector demand and of a reduced pace of fiscal austerity in Europe and the United States is likely to result in a return by central banks towards more conventional monetary policies. While the pace of decreasing monetary support by central banks is expected to be calibrated to the anticipated recovery in demand, such actions could have a further adverse impact on volatility in the financial markets and on the performance of significant parts of the Group's business, which could, in each case, have an adverse effect on the Group's future results of operations, financial condition and prospects.

Credit risk

The financial condition of the Group's customers, clients and counterparties, including governments and other financial institutions, could adversely affect the Group

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. The Group may also suffer loss when the value of the Group's investment in the financial instruments of an entity falls as a result of that entity's credit rating being downgraded. In addition, the Group may incur significant unrealised gains or losses due solely to changes in the Group's credit spreads or those of third parties, as these changes may affect the fair value of the Group's derivative instruments, debt securities that the Group holds or issues, or any loans held at fair value.

Deteriorating economic conditions
The Group may continue to be adversely affected by the uncertainty around the global economy and the economies of certain areas where Barclays has operations, as well as areas which may have an impact on the global economy. The Group's performance is at risk from any deterioration in the economic environment which may result from a number of uncertainties, including most significantly the following factors:

i) Interest rate rises, including as a result of slowing of monetary stimulus, could impact on consumer debt affordability and corporate profitability
The possibility of a slowing of monetary stimulus by one or more governments has increased the uncertainty of the near term economic performance across our major markets as it may lead to significant movements in market rates. Higher interest rates could adversely impact the credit quality of the Group's customers and counterparties, which, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group's assets resulting in a requirement to increase the Group's level of impairment allowance. Any increase in impairment resulting from, for example, higher charge-offs to recovery in the retail book and write-offs could have a material adverse effect on the Group's results of operations, financial condition and prospects.

ii) Decline in residential prices in the UK, Western Europe and South Africa
With UK home loans representing the most significant portion of the Group's total loans and advances to the retail sector, Barclays has a large exposure to adverse developments in the UK property sector.
Despite a downward correction of 20% in 2009, UK house prices (primarily in London) continue to be far higher than the longer term average and house prices have continued to rise at a faster rate than income. Reduced affordability as a result of, for example, higher interest rates or increased unemployment could lead to higher impairment in the near term, in particular in the UK interest only portfolio.

The Spanish and Portuguese economies, in particular their housing and property sectors, remain under significant stress with falling property prices having led to higher LTV ratios and contributing to higher impairment charges. If these trends continue or worsen and/or if these developments occur in other European countries such as Italy: the Group may incur significant impairment charges in the future, which may materially adversely affect the Group's results of operations, financial condition and prospects.

The economy in South Africa remains challenging and the risk remains that any deterioration in the economic environment could adversely affect the Group's performance in home loans.

For further information see pages 158 to 176

iii) Political instability or economic uncertainty in markets in which Barclays operates
Political instability in less developed regions in which Barclays operates could weaken growth prospects that could lead to an adverse impact on customers' ability to service debt. For example, economic and political uncertainty in South Africa continues to dampen down investment into the country with lending growth rates persisting, particularly in unsecured lending. Furthermore, debt serviceability may be adversely impacted by a further interest rate rise early in 2014 as a result of a downgrade to South Africa's credit rating.

The referenda on Scottish independence in September 2014 and on UK membership of the European Union (expected before 2017) may affect the Group's risk profile through introducing potentially significant new uncertainties and instability in financial markets, both ahead of the respective dates for these referenda and, depending on the outcomes, after the event.

There remain concerns in the market about credit risk (including that of sovereign states) and the Eurozone crisis. The large sovereign debts and/or fiscal deficits of a number of Eurozone countries and the sustainability of austerity programmes that such countries have introduced have raised concerns among market participants regarding the financial condition of these countries as well as financial institutions, insurers and other corporates that are located in, or have direct or indirect exposures to, such Eurozone countries.

For further information see pages 182 to 189

(iv) Exit of one or more countries from the Eurozone
The Group is exposed to an escalation of the Eurozone crisis whereby a sovereign defaults and exits the Eurozone, in the following ways:

•
The direct risk arising from the sovereign default of an existing country in which the Group has significant operations and the adverse impact on the economy of that exiting country and the credit standing of the Group's clients and counterparties in that country.

•	The subsequent adverse impact on the economy of other Eurozone countries and the credit standing of the Group's clients and counterparties in such other Eurozone countries.

•	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt.

•
Direct redenomination risk on the balance sheets of the Group's local operations in countries in the Eurozone should the value of the assets and liabilities be affected differently as a result of one or more countries reverting to a locally denominated currency.

•	The introduction of capital controls or new currencies by any such existing countries.

•	Significant effects on existing contractual relations and the fulfilment of obligations by the Group and/or its customers.

If some or all of these conditions arise, persist or worsen, as the case may be, they may have a material adverse effect on the Group's operations, financial condition and prospects. The current absence of a predetermined mechanism for a member state to exit the Euro means that it is not possible to predict the outcome of such an event or to accurately quantify the impact of such an event on the Group's operations, financial condition and prospects.

Specific sectors and geographies

The Group is subject to risks arising from changes in credit quality and recovery of loans and advances due from borrowers and counterparties in a specific portfolio or geography or from a large individual name. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector, geography or in respect of specific large counterparties.

i) Exit Quadrant assets
The Investment Bank holds a large portfolio of Exit Quadrant assets, including commercial real estate and leveraged finance loans, which (i) remain illiquid; (ii) are valued based upon assumptions, judgements and estimates which may change over time; and (iii) which are subject to further deterioration and write downs.

For further information see page 181

ii) Corporate Banking assets held at fair value
Corporate Banking holds a portfolio of longer term loans to the Education, Social Housing and Local Authority (ESHLA) sectors which are marked on a fair value basis. The value of these loans is therefore subject to market movements and may give rise to losses.

iii) Large single name losses
In addition, the Group has large individual exposures to single name counterparties. The default of obligations by such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group's results of operations, financial condition and prospects.

Market risk

The Group's financial position may be adversely affected by changes in both the level and volatility of prices

Barclays is at risk from its earnings or capital being reduced due to: (i) changes in the level or volatility of positions in its trading books, primarily in the Investment Bank, including changes in interest rates, inflation rates, credit spreads, commodity prices, equity and bond prices and foreign exchange levels; (ii) the Group being unable to hedge its banking book balance sheet at prevailing market levels; and (iii) the risk of the Group's defined benefit pensions obligations increasing or the value of the assets backing these defined benefit pensions obligations decreasing due to changes in either the level or volatility of prices. These market risks could lead to significantly lower revenues, which could have an adverse impact on the Group's results of operations, financial condition and prospects.

Specific examples of scenarios where market risk could lead to significantly lower revenues and adversely affect the Group's operating results include:

i) Reduced client activity and decreased market liquidity
The Investment Bank's business model is focused on client intermediation. A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade, closing out a hedge, or exiting a position arising from that trade. Longer holding periods in times of higher volatility could lead to revenue volatility caused by price changes. Such conditions could have a material adverse effect on the Group's results of operations, financial condition and prospects.

For further information see pages 190 to 198

ii) Uncertain interest rate environment
Interest rate volatility can impact the Group's net interest margin, which is the interest rate spread earned between lending and borrowing costs. The potential for future volatility and margin changes remains, and it is difficult to predict with any accuracy changes in absolute interest rate levels, yield curves and spreads. Rate changes, to the extent they are not neutralised by hedging programmes, may have a material adverse effect on the Group's results of operations, financial condition and prospects.

For further information see pages 190 to 198

iii) Pension fund risk
Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit. Inflation is a key risk to the pension fund and Barclays defined benefit pension net position has been adversely affected, and could be adversely affected again, by any increase in long term inflation assumptions. A decrease in the discount rate, which is derived from yields of corporate bonds with AA ratings and consequently includes exposure both to risk-free yields and credit spreads, may also impact pension valuations and may therefore have a material adverse effect on the Group's results of operations, financial condition and prospects.

For further information see pages 197 and 198

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital, liquidity and leverage ratios

Funding risk is the risk that the Group may not be able to achieve its business plans due to: being unable to maintain appropriate capital ratios (Capital risk); being unable to meet its obligations as they fall due (Liquidity risk); adverse changes in interest rate curves impacting structural hedges of non-interest bearing assets/liabilities or foreign exchange rates on capital ratios (Structural risk).

i) Maintaining capital strength in increasingly challenging environment
Should the Group be unable to maintain or achieve appropriate capital ratios this could lead to: an inability to support business activity; a failure to meet regulatory requirements; changes to credit ratings, which could also result in increased costs or reduced capacity to raise funding; and/or the need to take additional measures to strengthen the Group's capital or leverage position. Basel III and CRD IV have increased the amount and quality of capital that Barclays is required to hold. CRD IV requirements adopted in the United Kingdom may change, whether as a result of further changes to CRD IV agreed by EU legislators, binding regulatory technical standards being developed by the European Banking Authority or changes to the way in which the PRA interprets and applies these requirements to UK banks (including as regards individual model approvals granted under CRD II and III). Such changes, either individually and/or in aggregate, may lead to further unexpected enhanced requirements in relation to the Group's CRD IV capital.

Additional capital requirements will also arise from other proposals, including the recommendations of the UK Independent Commission on Banking, the Liikanen Review and section 165 of the Dodd-Frank Act. It is not currently possible to predict with accuracy the detail of secondary legislation or regulatory rulemaking expected under any of these proposals, and therefore the likely consequences to the Group. However, it is likely that these changes in law and regulation would require changes to the legal entity structure of the Group and how its businesses are capitalised and funded and/or are able to continue to operate and as such could have an adverse impact on the operations, financial condition and prospects of the Group. Any such increased capital requirements or changes to what is defined to constitute capital may also constrain the Group's planned activities, lead to forced asset sales and/or balance sheet reductions and could increase costs, impact on the Group's earnings and restrict Barclays' ability to pay dividends. Moreover, during periods of market dislocation, or when there is significant competition for the type of funding that the Group needs, increasing the Group's capital resources in order to meet targets may prove more difficult and/or costly.

ii) Changes in funding availability and costs
Should the Group fail to manage its liquidity and funding risk sufficiently, this may result in: an inability to support normal business activity; and/or a failure to meet liquidity regulatory requirements; and/ or changes to credit ratings. Any material adverse change in market liquidity (such as that experienced in 2008), or the availability and cost of customer deposits and/or wholesale funding, in each case whether due to factors specific to Barclays (such as due to a downgrade in Barclays' credit rating) or to the market generally, could adversely impact the Group's ability to maintain the levels of liquidity required to meet regulatory requirements and sustain normal business activity. In addition, there is a risk that the Group could face sudden, unexpected and large net cash outflows, for example from customer deposit withdrawals, or unanticipated levels of loan drawdowns under committed facilities, which could result in (i) forced reductions in Barclays' balance sheet; (ii) Barclays being unable to fulfil its lending obligations; and (iii) a failure to meet the Group's liquidity regulatory requirements. During periods of market dislocation, the Group's ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and increased costs of raising funding could all adversely impact the results of operations, financial condition and prospects of the Group.

iii) Changes in foreign exchange and interest rates
The Group has capital resources and risk weighted assets denominated in foreign currencies; changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group's regulatory capital ratios are sensitive to foreign currency movements. The Group also has exposure to non-traded interest rate risk, arising from the provision of retail and wholesale (non-traded) banking products and services. This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with base rate changes. Failure to appropriately manage the Group's balance sheet to take account of these risks could result in: (i) in the case of foreign exchange risk, an adverse impact on regulatory capital ratios; and (ii) in the case of non-traded interest rate risk, an adverse impact on income. Structural risk is difficult to predict with any accuracy and may have a material adverse effect on the Group's results of operations, financial condition and prospects.

Operational risk

The operational risk profile of the Group may change as a result of human factors, inadequate or failed internal processes and systems, and external events

Barclays is exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), the risk of breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of Barclays' business) and systems failure or non-availability. Barclays is also subject to the risk of disruption of its business arising from events that are wholly or partially beyond its control (for example natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses or reductions in service to customers and/or economic loss to Barclays. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group's processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks. All of these risks are also applicable where Barclays relies on outside suppliers or vendors to provide services to it and its customers.

i) Infrastructure and technology resilience
The Group's technological infrastructure is critical to the operation of the Group's businesses and delivery of products and services to customers and clients. Any disruption in a customer's access to their account information or delays in making payments will have a significant impact on the Group's reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers. Technological efficiency and automation is also important to the control environment and improvement is an area of focus for Barclays (for example, via updating of legacy systems, and introducing additional security, access management and segregation of duty controls).

ii) Ability to hire and retain appropriately qualified employees
The Group is largely dependent on highly skilled and qualified individuals. Therefore, the Group's continued ability to manage and grow its business, to compete effectively and to respond to an increasingly complex regulatory environment is dependent on attracting new talented and diverse employees and retaining appropriately qualified employees. In particular, as a result of the work repositioning compensation while ensuring Barclays remains competitive and as the global economic recovery continues, there is a risk that some employees may decide to leave Barclays. This may be particularly evident amongst those employees due to be impacted by the introduction of role based pay and bonus caps in response to new legislation and employees with skill sets that are currently in high demand.

Failure by Barclays to prevent the departure of appropriately qualified employees, to retain qualified staff who are dedicated to oversee and manage current and future regulatory standards and expectations, or to quickly and effectively replace such employees, could negatively impact the Group's results of operations, financial condition, prospects and level of employee engagement.

iii) Cyber-security
The threat to the security of the Group's information held on customers from cyber-attacks is pertinent and continues to grow at pace. Activists, rogue states and cyber criminals are among those targeting computer systems. Risks to technology and cyber-security change rapidly and require continued focus and investment. Given the increasing sophistication and scope of potential cyber-attack, it is possible that future attacks may lead to significant breaches of security. Failure to adequately manage cyber-security risk and continually review and update current processes in response to new threats could adversely affect the Group's reputation, operations, financial condition and prospects.

iv) Critical accounting estimates and judgments
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortised cost assets, impairment and valuation of available-for-sale investments, calculation of income and deferred tax, fair value of financial instruments, valuation of goodwill and intangible assets, valuation of provisions and accounting for pensions and post-retirement benefits. There is a risk that if the judgement exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for, which could have an adverse impact on the Group's operations, financial results and condition.

In accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets, where provisions have already been taken in published financial statements or results announcements for on-going legal or regulatory matters, including in relation payment protection insurance (PPI), interest rate hedging products, and litigation relating to Devonshire Trust, these have been recognised as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases to the required provisions (as has, for example, been the case in relation to the provisions that the Group has made in relation to PPI redress payments), or actual losses that exceed the provisions taken.

In addition, provisions have not been taken where no obligation (as defined in IAS 37) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. Such losses would have an adverse impact on the Group's operations, financial results and condition and prospects.

Observable market prices are not available for many of the financial assets and liabilities that the Group holds at fair value and a variety of techniques to estimate the fair value are used. Should the valuation of such financial assets or liabilities become observable, for example as a result of sales or trading in comparable assets or liabilities by third parties, this could result in a materially different valuation to the current carrying value in the Group's financial statements.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. For example, the introduction of IFRS 9 Financial Instruments is likely to have a material impact on the measurement and impairment of financial instruments held.

v) Risks arising from legal, competition and regulatory matters
The Group operates in highly regulated industries, and the Group's businesses and results may be significantly affected by the laws and regulations applicable to it and by proceedings involving the Group
As a global financial services firm, the Group is subject to extensive and comprehensive regulation under the laws of the various jurisdictions in which it does business. These laws and regulations significantly affect the way that the Group does business, can restrict the scope of its existing businesses and limit its ability to expand its product offerings or to pursue acquisitions, or can result in an increase in operating costs for the business and/or make its products and services more expensive for clients and customers. There has also been an increased focus on regulation and procedures for the protection of customers and clients of financial services firms. This has resulted, moreover, in increased willingness on the part of regulators to investigate past practices, vigorously pursue alleged violations and impose heavy penalties on financial services firms.

The Group is exposed to many forms of risk relating to legal, competition and regulatory proceedings, including that: (i) business may not be, or may not have been, conducted in accordance with applicable laws and regulations in the relevant jurisdictions around the world and financial and other penalties may result; (ii) contractual obligations may either not be enforceable as intended or may be enforced in a way adverse to the Group; (iii) intellectual property may not be protected as intended and the Group may use intellectual property which infringes, or is alleged to infringe, the rights of third parties; and (iv) liability may be incurred to third parties harmed by the conduct of the Group's business.

Risks arising from material legal, competition and regulatory matters

The Group, in common with other global financial services firms, has in recent years faced a risk of increased levels of legal proceedings in jurisdictions in which it does business. This is particularly true in the US where the Group is facing and may in the future face legal proceedings relating to its business activities, including in the form of class actions.

The Group also faces existing regulatory and other investigations in various jurisdictions as well as the risk of potential future regulatory and other investigations or proceedings and/or further private actions and/or class actions being brought by third parties.

Material legal, competition and regulatory matters to which the Group is currently exposed are detailed in Note 30 to the financial statements and include:

•	Lehman Brothers civil action;

•	Civil actions in respect of certain series of preference shares issued in the form of American Depositary Shares;

•	Mortgage related activity and litigation;

•	Devonshire Trust civil action;

•
London Interbank Offered Rates (LIBOR) and other benchmarks civil actions; civil actions in respect of foreign exchange trading; and investigations into LIBOR, ISDAfix and other benchmarks and foreign exchange rates;

•	Federal Energy Regulatory Commission - matters relating to the Group's power trading in the western US;

•	BDC Finance LLC civil action;

•	Interchange investigations;

•	Interest rate hedging products redress;

•	Credit default swap antitrust investigations;

•	Swiss/US tax programme; and

•	Investigations into certain agreements, including two advisory services agreements entered into by BBPLC and Qatar Holding LLC in 2008.

The outcome of each of these legal, competition and regulatory matters (and any future matters) is difficult to predict. However, it is likely that the Group will incur significant expense in connection with some or all of these matters, regardless of the ultimate outcome, and one or more of them could expose the Group to any of the following: substantial monetary damages and/or fines; other penalties and injunctive relief; additional civil or private litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group's business; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets; and/or a negative effect on the Group's reputation.

Potential financial and reputational impacts of other legal, competition and regulatory matters or other proceedings

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, employment, environmental and other statutory and common law issues. The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged.

In addition to the specific matters set out above, there may be other legal, competition and regulatory matters currently not known to the Group or in respect of which it is currently not possible to ascertain whether there could be a material adverse effect on the Group's position. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group's results of operations for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period. Non-compliance by the Group with applicable laws, regulations and codes of conduct relevant to its businesses in all jurisdictions in which it operates, whether due to inadequate controls or otherwise, could expose the Group, now or in the future, to any of the consequences set out above as well as withdrawal of authorisations to operate particular businesses.

Non-compliance may also lead to costs relating to investigations and remediation of affected customers. The latter may, in some circumstances, exceed the direct costs of regulatory enforcement actions. In addition, reputational damage may lead to a reduction in franchise value.

There is also a risk that the outcome of any legal, competition or regulatory matters, investigations or proceedings to which the Group is subject and/or a party could (whether current or future, specified in this risk factor or not) may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. An adverse decision in any one matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

Any of these risks, should they materialise, could have an adverse impact on the Group's operations, financial results and condition and prospects.

vi) Regulatory risk

Regulatory risks: the financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group's business, financial performance capital and risk management strategies

Regulatory risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry which are currently subject to significant changes.

Non-compliance could lead to fines, public reprimands, damage to reputation, increased prudential requirements, changes to Group structure and/or strategy, enforced suspension of operations or, in extreme cases, withdrawal of authorisations to operate. Noncompliance may also lead to costs relating to investigations and remediation of affected customers. The latter may exceed the direct costs of regulatory enforcement actions. In addition, reputational damage may lead to a reduction in franchise value.

Regulatory change

The Group, in common with much of the financial services industry, continues to be subject to significant levels of regulatory change and increasing scrutiny in many of the countries in which it operates (including, in particular, the UK and the US and in light of its significant investment banking operations). This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including with regard to: (i) capital, liquidity and leverage requirements (for example arising from Basel III and CRDIV): (ii) structural reform and recovery and resolution planning; and (iii) market infrastructure reforms such as the clearing of over-the-counter derivatives. As a result, regulatory risk will continue to be a focus of senior management attention and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix or to exit certain business activities altogether or to determine not to expand in areas despite their otherwise attractive potential.

For further information see Regulatory Developments in the section on Supervision and Regulation.

Implementation of Basel III/CRD IV and additional PRA supervisory expectations

CRD IV introduces significant changes in the prudential regulatory regime applicable to banks including: increased minimum capital ratios; changes to the definition of capital and the calculation of risk weighted assets; and the introduction of new measures relating to leverage, liquidity and funding. CRD IV entered into force in the UK and other EU member states on 1 January 2014. CRD IV permits a transitional period for certain of the enhanced capital requirements and certain other measures, such as the CRD IV leverage ratio, which are not expected to be finally implemented until 2018. Notwithstanding this, the PRA's supervisory expectation is for Barclays to meet certain capital and leverage ratio targets within certain prescribed timeframes. Barclays met the PRA's expectation to have an adjusted fully loaded CET 1 ratio of 7% by 31 December 2013 and will be expected to meet a PRA Leverage Ratio of 3% by 30 June 2014.

There is a risk that CRD IV requirements adopted in the UK may change, whether as a result of further changes to global standards, EU legislation, including the CRD IV text and/or via binding regulatory technical standards being developed by the European Banking Authority or changes to the way in which the PRA interprets and applies these requirements to UK banks, including as regards individual models approvals granted under CRD II and III. For example, further guidelines published by the Basel Committee in January 2014 regarding the calculation of the leverage ratio are expected to be incorporated into EU and UK law during 2014.

In addition the Financial Policy Committee of the Bank of England has legal powers, where this is required to protect financial stability, to make recommendations about the application of prudential requirements, and has, or may be given, other powers including powers to direct the PRA and FCA to adjust capital requirements through sectoral capital requirements (SCR). Directions would apply to all UK banks and building societies, rather than to the Group specifically.

Such changes, either individually or in aggregate, may lead to unexpected enhanced requirements in relation to the Group's capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. This may result in a need for further management actions to meet the changed requirements, such as: increasing capital, reducing leverage and risk weighted assets, modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group) and changing Barclays' business mix or exiting other businesses and/or undertaking other actions to strengthen Barclays position.

Structural reform

A number of jurisdictions have enacted or are considering legislation and rule making that could have a significant impact on the structure, business risk and management of the Group and of the financial services industry more generally. Key developments that are relevant to Barclays include:

•
The UK Financial Services (Banking Reform) Act 2013, gives UK authorities the power to implement key recommendations of the Independent Commission on Banking, including: (i) the separation of the UK and EEA retail banking activities of the largest UK banks into a legally, operationally and economically separate and independent entity (so called 'ring fencing'); (ii) statutory depositor preference in insolvency; (iii) a reserve power for the PRA to enforce full separation of the retail operations of UK banks to which the reforms apply under certain circumstances; and (iv) a 'bail-in' stabilisation option as part of the powers of the UK resolution authority;

•
The European Commission proposals of January 2014 for a directive to implement recommendations of the EU High Level Expert Group Review (the Liikanen Review). The directive would apply to EU globally significant financial institutions and envisages, among other things: (i) a ban on engaging in proprietary trading in financial instruments and commodities; (ii) giving supervisors the power and, in certain instances, the obligation to require the transfer of other trading activities deemed to be 'high risk' to separate legal trading entities within a banking group; and (iii) rules governing the economic, legal, governance and operational links between the separated trading entity and the rest of the banking group;

•
On 18 February 2014, the US Board of Governors of the Federal Reserve System (FRB) issued final rules implementing various enhanced prudential standards under Section 165 of the DFA applicable to certain foreign banking organisations and their US operations, including Barclays. Because its total US and non-US assets exceed $50bn, Barclays would be subject to the most stringent requirements of the final rules, including the requirement to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries, including Barclays Capital Inc. the Group's US broker-dealer subsidiary. The IHC would generally be subject to supervision and regulation, including as to regulatory capital and stress testing, by the FRB as if it were a US bank holding company of comparable size. In particular, under the final rules, the consolidated IHC would be subject to a number of additional supervisory and prudential requirements, including: (i) subject to certain limited exceptions, FRB regulatory capital requirements and leverage limits that are the same as those applicable to US banking organisations of comparable size; (ii) mandatory company-run and supervisory stress testing of capital levels and submission of a capital plan to the FRB; (iii) supervisory approval of and limitations on capital distributions by the IHC to Barclays Bank PLC; (iv) additional substantive liquidity requirements (including monthly internal liquidity stress tests and maintenance of specified liquidity buffers) and other liquidity risk management requirements; and (v) overall risk management requirements, including a US risk committee and a US chief risk officer. The effective date of the final rule is 1 June 2014, although compliance with most of its requirements will be phased-in between 2015 and 2018. Barclays will not be required to form its IHC until 1 July 2016. The IHC will be subject to the US generally applicable minimum leverage capital requirement (which is different than the Basel III international leverage ratio, including to the extent that the generally applicable US leverage ratio does not include off-balance sheet exposures) starting 1 January 2018. In light of the recent release of the final rules, Barclays continues to evaluate their implications for Barclays. Nevertheless, the Group currently believes that, in the aggregate, the final rules (and, in particular, the leverage requirements in the final rules that will ultimately become applicable to the IHC) are likely to increase the operational costs and capital requirements and/or require changes to the business mix of Barclays' US operations, which ultimately may have an adverse effect on the Group's overall result of operations;

•
In the US, in December 2013, the relevant US regulatory agencies, finalised the rules implementing the requirements of Section 619 of the Dodd-Frank Act - the so-called 'Volcker Rule'. The Volcker Rule, once fully effective, will prohibit banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates from undertaking certain 'proprietary trading' activities and will limit the sponsorship of, and investment in, private equity funds and hedge funds, in each case broadly defined, by such entities. These restrictions are subject to certain important exceptions and exemptions, as well as exemptions applicable to transactions and investments occurring 'solely outside of the United States'. The rules will also require the Group to develop an extensive compliance and monitoring programme (both inside and outside of the United States), subject to various executive officer attestation requirements, addressing proprietary trading and covered fund activities, and Barclays therefore expects compliance costs to increase. The final rules are highly complex and differ in certain significant respects from the rules as proposed in October 2011. As such, their full impact will not be known with certainty until market practices and structures develop under them. Subject entities are generally required to be in compliance by July 2015 (with certain provisions subject to possible extensions); and

•
The European Commission's proposal for a directive providing for a new framework for the recovery and resolution of credit institutions and investment firms (the Recovery and Resolution Directive or RRD), which is expected to be finalised in 2014.

These laws and regulations and the way in which they are interpreted and implemented by regulators may have a number of significant consequences, including changes to the legal entity structure of the Group, changes to how and where capital and funding is raised and deployed within the Group, increased requirements for loss-absorbing capacity within the Group and/or at the level of certain legal entities or sub-groups within the Group and potential modifications to the business mix and model (including potential exit of certain business activities). These and other regulatory changes and the resulting actions taken to address such regulatory changes, may have an adverse impact on the Group's profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends and/or financial condition. It is not yet possible to predict the detail of such legislation or regulatory rulemaking or the ultimate consequences to the Group which could be material.

Recovery and resolution planning

There continues to be a strong regulatory focus on resolvability from international and UK regulators. The Group continues to work with all relevant authorities on recovery and resolution plans (RRP) and the detailed practicalities of the resolution process. This includes the provision of information that would be required in the event of a resolution, in order to enhance the Group's resolvability. The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has continued to work with the relevant authorities to identify and address any impediments to resolvability. The second US resolution plan was submitted in October 2013 and Barclays anticipates annual submissions hereafter.

The EU has agreed the text of the RRD and expects to finalise the legislation in 2014. The RRD establishes a framework for the recovery and resolution of credit institutions and investment firms. The aim of this regime is to provide authorities with the tools to intervene sufficiently early and quickly in a failing institution so as to ensure the continuity of the institution or firm's critical financial and economic functions while minimising the impact of its failure on the financial system. The regime is also intended to ensure that shareholders bear losses first and that certain creditors bear losses after shareholders, provided that no creditor should incur greater losses than it would have incurred if the institution had been wound up under normal insolvency proceedings. The Directive provides resolution authorities with powers to require credit institutions to make significant changes in order to enhance recovery or resolvability. These include, amongst others, the powers to require the group to: make changes to its legal or operational structures (including demanding that the Group be restructured into units which are more readily resolvable); limit or cease specific existing or proposed activities; hold a specified minimum amount of liabilities subject to write down or conversion powers under the so-called 'bail-in' tool. The proposal is to be implemented in all European Member States by 1 January 2015, with the exception of the bail-in powers which must be implemented by 1 January 2016.

In the UK, recovery and resolution planning is now considered part of continuing supervision. Removal of barriers to resolution will be considered as part of the PRA's supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. The UK will also need to consider how it will transpose the RRD into UK law.

Whilst Barclays believes that it is making good progress in reducing impediments to resolution, should the relevant authorities ultimately decide that the Group or any significant subsidiary is not resolvable, the impact of such structural changes (whether in connection with RRP or other structural reform initiatives) could impact capital, liquidity and leverage ratios, as well as the overall profitability of the Group, for example via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Regulatory action in the event of a bank failure

The UK Banking Act 2009, as amended (the Banking Act) provides for a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers to make share transfer orders and property transfer orders. Following the Financial Services (Banking Reform) Act 2013 the authorities also have at their disposal a statutory bail-in power. This bail-in power is available to the UK resolution authority to enable it to recapitalize a failed institution by allocating losses to its shareholders and unsecured creditors. The bail-in power enables the UK resolution authority to cancel liabilities or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution and the power to convert liabilities into another form (e.g. shares).

The draft RRD includes provisions similar to the Banking Act for the introduction of statutory bail-in powers, including the power to (i) cancel existing shares and/or dilute existing shareholders by converting relevant capital instruments or eligible liabilities into shares of the surviving entity and (ii) cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities (including certain debt securities) of a failing financial institution and/or to convert certain debt claims into another security, including ordinary shares of the surviving Group entity, if any. The Banking Act bail-in power is not expected to require significant amendments following finalisations of the RRD, but this cannot be guaranteed. Accordingly, if the Group were to be at or approaching the point of non-viability such as to require regulatory intervention, any exercise of any resolution regime powers by the relevant UK resolution authority may result in shareholders losing all or a part of their shareholdings and/or in the rights of shareholders being adversely affected, including by the dilution of their percentage ownership of the Barclays' share capital, and may result in creditors, including debt holders, losing all or a part of their investment in the Group's securities that could be subject to such powers.

In addition to bail-in power, the powers currently proposed to be granted to the relevant UK resolution authority under the Banking Act and draft RRD include the power to: (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (ii) transfer all or part of the business of the relevant financial institution to a 'bridge bank' (a publicly controlled entity); and (iii) transfer the impaired or problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time.

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the Group or any entity within the Group could result in a material adverse effect on the rights or interests of shareholders and creditors including holders of debt securities and/or could have a material adverse effect on the market price of Barclays shares and other securities.

Market infrastructure reforms

The European Market Infrastructure Regulation (EMIR) introduces requirements to improve transparency and reduce the risks associated with the derivatives market. Certain of these requirements came into force in 2013 and others will enter into force in 2014. EMIR requires entities that enter into any form of derivative contract to: report every derivative contract entered into to a trade repository; implement new risk management standards for all bi-lateral over-the-counter derivative trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, over-the-counter derivative trades. Lower capital requirements for cleared trades are only available if the central counterparty is recognised as a 'qualifying central counterparty ', which has been authorised or recognised under EMIR (in accordance with related binding technical standards). Further significant market infrastructure reforms will be introduced by amendments to the EU Markets in Financial Instruments Directive that are being finalised by the EU legislative institutions and are expected to be implemented in 2016.

In the US, the Dodd-Frank Act also mandates that many types of derivatives now traded in the over-the- counter markets must be traded on an exchange or swap execution facility and must be centrally cleared through a regulated clearing house. In addition, participants in these markets are now made subject to CFTC and SEC regulation and oversight. Entities required to register with the CFTC as 'swap dealers' or 'major swap participants' and/or with the SEC as 'security-based swap dealers' or 'major security-based swap dealers' are or will be subject to business conduct, capital, margin, record keeping and reporting requirements. Barclays Bank PLC has registered with the CFTC as a swap dealer.

It is possible that other additional regulations, and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets.

The new regulation of the derivative markets could adversely affect the business of Barclays Bank PLC and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities, which could in turn reduce the demand for swap dealer and similar services of Barclays Bank PLC and its subsidiaries. In addition, as a result of these increased costs, the new regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

vii) Losses due to additional tax charges
The Group is subject to the tax laws in all countries in which it operates, including tax laws adopted at the EU level, and is impacted by a number of double taxation agreements between countries.

There is risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage due to: failure to comply with, or correctly assess the application of, relevant tax law; failure to deal with tax authorities in a timely, transparent and effective manner (including in relation to historical transactions which might have been perceived as aggressive in tax terms); incorrect calculation of tax estimates for reported and forecast tax numbers; or provision of incorrect tax advice. Such charges, or conducting any challenge to a relevant tax authority, could lead to adverse publicity, reputational damage and potentially to costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group's operations, financial conditions and prospects.

In addition, any changes to the tax regimes applicable to the Group could have a material adverse effect on it. For example, depending on the terms of the final form of legislation as implemented, the introduction of the proposed EU Financial Transaction Tax could adversely affect certain of the Group's businesses and have a material adverse effect on the Group's operations, financial conditions and prospects.

viii) Implementation of the Transform programme and other strategic plans
The 'Transform programme' represents the current strategy of the Group, both for improved financial performance and cultural change, and the Group expects to incur significant restructuring charges and costs associated with implementing this strategic plan. The successful development and implementation of such strategic plans requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the world, and is subject to significant execution risks. For example, the Group's ability to implement successfully the Transform programme and other such strategic plans may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in the Group's management or operational capacity or significant and unexpected regulatory change in countries in which the Group operates. Moreover, progress on the various components of Transform (including reduction in costs relative to net operating income) is unlikely to be uniform or linear, and certain targets may be achieved slower than others, if at all.

Failure to implement successfully the Transform programme could have a material adverse effect on the Group's ability to achieve the stated targets, estimates (including with respect to future capital and leverage ratios and dividends payout ratios) and other expected benefits of the Transform programme and there is also a risk that the costs associated with implementing the scheme may be higher than the financial benefits expected to be achieved through the programme. In addition, the goals of embedding a culture and set of values across the Group and achieving lasting and meaningful change to the Group's culture may not succeed, which could negatively impact the Group's operations, financial condition and prospects.

Conduct risk

Conduct risk: detriment is caused to our customers, clients, counterparties or Barclays and its employees because of inappropriate judgement in the execution of our business activities

Ineffective management of conduct risk may lead to poor outcomes for our customers, clients and counterparties or damage to market integrity. It may also lead to detriment to Barclays and its employees. Such outcomes are inconsistent with Barclays' purpose and values and may negatively impact the Group's results of operations, financial condition and prospects. They may lead to negative publicity, loss of revenue, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting and retaining talent. This could reduce - directly or indirectly - the attractiveness of the Group to stakeholders, including customers.

There are a number of areas where Barclays' conduct has not met the expectations of regulators and other stakeholders and where the Group has sustained financial and reputational damage in 2013, and where the consequences are likely to endure into 2014 and beyond. These include participation in London interbank offered rates (LIBOR) and interest rate hedging products, and Payment Protection Insurance (PPI). Provisions totalling £650m have been raised in respect of interest rate hedging products in 2013, bringing cumulative provisions to £1.5bn. Provisions of £1.35bn have been raised against PPI in 2013, bringing cumulative provisions to £3.95bn. To the extent that future experience is not in line with management's current estimates, additional provisions may be required and further reputational damage may be incurred.

Furthermore, the Group is from time to time subject to regulatory investigations which carry the risk of a finding that Barclays has been involved in some form of wrongdoing. It is not possible to foresee the outcome or impact of such findings other than fines or other forms of regulatory censure would be possible. There is a risk that there may be other conduct issues, including in business already written, of which Barclays is not presently aware.

Further details on PPI and interest rate hedging products, including a description of management judgements and estimates and sensitivity analysis on those estimates where available are provided in Note 28 (Provisions) to the financial statements. Further details on current regulatory investigations are provided in Note 30 (Legal Proceedings and Competition and Regulatory Matters).

 Anti-money laundering, anti-bribery, sanctions and other compliance risks
A major focus of government policy relating to financial institutions in recent years (including, in particular, the UK and the US) has been combating money laundering, bribery and terrorist financing and enforcing compliance with economic sanctions. In particular, regulations applicable to the US operations of Barclays Bank and its subsidiaries impose obligations to maintain appropriate policies, procedures and internal controls to detect, prevent and report money laundering and terrorist financing. In addition, such regulations in the US require Barclays Bank and its subsidiaries to ensure compliance with US economic sanctions against designated foreign countries, organisations, entities and nationals among others.

The risk of non-compliance for large global banking groups, such as Barclays, is high given the nature, scale and complexity of the organisation and the challenges inherent in implementing robust controls. The Group also operates in some newer markets, such as Africa, Asia and the Middle East, where the risks of non-compliance are higher than in more established markets. Failure by Barclays to maintain and implement adequate programs to combat money laundering, bribery and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the organisation, including exposure to fines, criminal and civil penalties and other damages, as well as adverse impacts on the Group's ability to do business in certain jurisdictions.

Failure to comply fully with the Consumer Credit Act (CCA3)
As an example of non-compliance leading to costs of remediation, UK RBB has identified certain issues with the information contained in historic statements and arrears notices relating to consumer loan accounts and has therefore implemented a plan to return interest incorrectly charged to customers. Barclays is also undertaking a review of all its businesses where similar issues could arise, including Business Banking, Barclaycard, Wealth and Investment Management and Corporate Bank, to assess any similar or related issues. There is currently no certainty as to the outcome of this review. The findings of such review could have an adverse impact on the Group's operations, financial results and prospects.

Reputation risk

Reputation risk: Damage to Barclays' brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical

Reputation risk is the risk of damage to the Barclays brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical and not in keeping with the bank's stated purpose and values (for example, the industry wide investigation into the setting of LIBOR and other benchmarks and the mis-selling of PPI to customers). Reputation risk may also arise from past, present or potential failures in corporate governance or management (for example, if Barclays were to provide funding or services to clients without fully implementing anti-money laundering, anti-bribery and corruption or similar precautions). In addition, reputation risk may arise from the actual or perceived manner in which Barclays conducts its business activities or in which business activities are conducted in the banking and financial industry generally.

Failure to appropriately manage reputation risk may reduce - directly or indirectly - the attractiveness of the Group to stakeholders, including customers and clients, and may lead to negative publicity, loss of revenue, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting and retaining talent. Sustained damage arising from conduct and reputation risks could have a materially negative impact on the Group's ability to operate fully and the value of the Group's franchise, which in turn could negatively affect the Group's operations, financial condition and prospects.

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes.

Subsidiaries
Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in its balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 38.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts and other such banking services. Group companies also provide investment management and custodian services to the Group pension schemes. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group's associates and joint ventures is set out in Note 40.

Entities under common directorships
The Group enters into normal commercial relationships with entities for which members of the Group's Board also serve as Directors. The amounts included in the Group's financial statements relating to such entities that are not publicly listed are shown in the table below under Entities under common directorships.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2013
Income	(10)	24	1	3
Impairment	(3)	(4)	-	-
Total assets	116	1,521	33	5
Total liabilities	278	185	73	207

For the year ended and as at 31 December 2012
Income	(3)	38	1	20
Impairment	-	(5)	-	-
Total assets	137	1,657	198	-
Total liabilities	18	585	94	152

For the year ended and as at 31 December 2011
Income	(40)	20	1	17
Impairment	(2)	(6)	-	-
Total assets	176	1,529	364	-
Total liabilities	26	454	70	182

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2013 or 2012. Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds were £612.7m (2012: £661.1m).

Key Management Personnel
The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group (listed on page 427), certain direct reports of the Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31 December were as follows:

Loans outstanding
	2013 £m	2012 £m
As at 1 January	5.9	5.9
Loans issued during the year	14.0	0.6
Loan repayments during the year	(6.5)	(0.6)
As at 31 December	13.4	5.9

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person). Fully collateralised open derivative positions relating to Directors or other Key Management Personnel amounted to £0.1m (2012: £nil).

Deposits outstanding
	2013 £m	2012 £m
As at 1 January	37.3	39.1
Deposits received during the year	156.4	141.8
Deposits repaid during the year	(93.5)	(143.6)
As at 31 December	100.2	37.3

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding were £2.6m (2012: £2.3m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel
Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions and is consistent with the approach adopted for disclosures set out on pages 89 to 125. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2013 £m	2012 £m
Salaries and other short-term benefits	22.3	20.2
Pension costs	0.6	0.4
Other long-term benefits	11.5	17.9
Share-based payments	29.7	24.6
Employer social security charges on emoluments	6.5	7.9
Costs recognised for accounting purposes	70.6	71.0
Employer social security charges on emoluments	(6.5)	(7.9)
Other long-term benefits - difference between awards granted and costs recognised	(3.9)	(13.4)
Share-based payments - difference between awards granted and costs recognised	(18.3)	(12.0)
Total remuneration awarded	41.9	37.7

Disclosure required by the Companies Act 2006
The following information is presented in accordance with the Companies Act 2006:

	2013 £m	2012 £m
Aggregate emoluments	5.3	5.5
Gains on exercise of share options	1.7	-
Amounts paid under LTIPs	0.7	2.8
	7.7	8.3

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2012: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2013, there were no Directors accruing benefits under a defined benefit scheme (2012: nil).

Directors' and Officers' shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 28 persons) amounted 6,932,951 (2012: 19,620,252) ordinary shares of 25p each (0.04% of the ordinary share capital outstanding).

At 31 December 2013 executive Directors and officers of Barclays PLC (involving 16 persons) held options to purchase a total of 345,943 Barclays PLC ordinary shares (2012: 1,128,437) of 25p each at prices ranging from 133.01p to 228.16p under Sharesave and 431.38p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2013 to persons who served as directors during the year was £0.2m (2012: £0.3m). No guarantees were entered into on behalf of Directors during 2013 (2012: £nil).

Directors' responsibility statement

The Directors (as referenced on pages 83 to 85) have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors confirm to the best of their knowledge that:

(a)
The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b)
The management report, which is incorporated into the Directors' Report on pages 78 to 82, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson
Company Secretary
3 March 2014

Barclays PLC
Registered in England, Company No. 48839

For further information, please contact:

Barclays

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For more information, please visit the Barclays website: www.barclays.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements.

These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, United States, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2012, and in the Form 6-K (Film No. 131097818) dated 16 September 2013, both of which are available on the SEC's website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.